UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No.  5)*

                              Tercica, Inc.
                            (Name of Issuer)

                      Common Stock, $0.001 par value
                      (Title of Class of Securities)

                               88078L105
                            (CUSIP Number)

                           Jeffrey I. Martin
                       Rho Capital Partners, Inc.
                    152 West 57th Street, 23rd Floor
                        New York, New York 10019
                              212-751-6677
            (Name, Address, and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             October 16, 2008
         (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.





-----------------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 5 to Schedule 13D for Tercica, Inc., a Delaware corporation ("Tercica" or the "Company"), amends a Schedule 13D originally dated March 22, 2004, as amended as of January 21, 2005, February 8, 2005, January 23, 2006, and July 18, 2006, with respect to shares ("Shares") of Tercica Common Stock, par value $0.001 per share, beneficially owned by Rho Capital Partners, Inc., a New York corporation ("Rho"), its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, and the following affiliated investment vehicles: Rho Ventures IV, L.P.; Rho Ventures IV (QP), L.P.; Rho Ventures IV GmbH & Co. Beteiligungs KG; Rho Management Trust I; Rho Management Ventures IV, LLC; Rho Capital Partners Verwaltungs GmbH; Drakensberg, L.P.; and Kariba LLC (collectively, the "Reporting Persons").

          On October 16, 2008, Tercica filed a certificate of merger with the Secretary of State of the State of Delaware, pursuant to which, among other matters, all Shares and options for Shares held by the Reporting Persons were converted into the right to receive a stated amount of cash proceeds, and Tercica began the process of deregistering its Common Stock under the Securities Exchange Act of 1934.

          This Amendment therefore constitutes an "exit" filing with respect to the Shares previously reported by the Reporting Persons.

          Item 5 of the previously filed Schedule 13D is hereby amended as follows:



Item 5.  Interest in Securities of the Issuer

(a)-(b) Amount and Nature of Beneficial Ownership.   Effective at the close of
the business as of the date of this filing, none of the Reporting Persons held a beneficial interest in any Shares of Tercica Common Stock.

(c) Recent Transactions.   Pursuant to the terms of the Agreement and Plan of
Merger, dated June, 2008, among Tercica, Beaufour Ipsen Pharma, S.A.S. and Tribeca Acquisition Corporation, a wholly owned subsidiary of Beaufour Ipsen Pharma, S.A.S., at the close of business on October 16, 2008, following the filing of a certificate of merger with the Secretary of State of the State of Delaware, each of the 3,020,320 Shares of Tercica Common Stock owned in aggregate by the Reporting Persons was automatically canceled and converted into the right to receive a per share amount equal to $9.00 in cash, without interest, and each of the options for 69,584 Shares of Tercica Common Stock owned in aggregate by the Reporting Persons, whether or not then vested or exercisable, became fully vested and was cancelled (unless exercised prior thereto) and converted into the right to receive an amount in cash equal to, for each Share of Tercica common stock underlying such option, the excess (if any) of $9.00 over the exercise price per share of such option, without interest.

(d) Dividends.  Not applicable.

(e) As of the close of business on October 16, 2008, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities of the Issuer.

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 24, 2008



RHO CAPITAL PARTNERS, INC.


By:   /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Joshua Ruch



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Habib Kairouz



/s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer for Mark Leschly



RHO VENTURES IV, L.P.


By:  /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT VENTURES IV, LLC


By:  /s/ Jeffrey I. Martin
---------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV (QP), L.P.


By:  /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO VENTURES IV GmbH & CO. BETEILIGUNGS KG


By: /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO CAPITAL PARTNERS VERWALTUNGS GmbH


By: /s/ Jeffrey I. Martin
------------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT TRUST I


By: /s/ Jeffrey I. Martin
-----------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



DRAKENSBERG, L.P.


By: /s/ Jeffrey I. Martin
-----------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer



KARIBA LLC


By: /s/ Jeffrey I. Martin
-----------------------------------------------------------------------
Jeffrey I. Martin, Authorized Signer